EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Class A common stock, $0.01 par value per share, of Portillo's Inc. is being filed on behalf of each of the undersigned in accordance with Rule l3d-l(k)(l). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 13, 2025

BERKSHIRE PARTNERS HOLDINGS LLC

By: /s/ Kenneth S. Bring
　　Name: Kenneth S. Bring
　　Title: Managing Director

BPSP, L.P.

By: Berkshire Partners Holdings LLC,
　　its general partner

By: /s/ Kenneth S. Bring
　　Name: Kenneth S. Bring
　　Title: Managing Director

BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,
　　its managing member
By: Berkshire Partners Holdings LLC,
　　its general partner

By: /s/ Kenneth S. Bring
　　Name: Kenneth S. Bring
　　Title: Managing Director

BERKSHIRE FUND VIII, L.P.

By: Eighth Berkshire Associates LLC,
　　its general partner

By: /s/ Kenneth S. Bring
　　Name: Kenneth S. Bring
　　Title: Managing Director

BERKSHIRE FUND VIII-A, L.P.

By: Eighth Berkshire Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director